withum
AUDIT TAX ADVISORY

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
CFT Securities, LLC

We have audited the accompanying statement of financial condition of CFT Securities, LLC as of December 31, 2016, and the related statements of income, changes in member's equity and cash flows for the year then ended. These financial statements are the responsibility of CFT Securities, LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of CFT Securities, LLC as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplementary information, the Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission, the Reconciliation Pursuant to Rule 17a-5(d)(4), the Computation for Determination of Reserve Requirements, and Information for Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission, and the Schedule of Segregation Requirements and Funds in Segregation for customers Trading on U.S. Commodity Exchanges have been subjected to audit procedures performed in conjunction with the audit of CFT Securities, LLC's financial statements. The supplementary information is the responsibility of CFT Securities, LLC's management. Our audit procedures included determining whether the supplementary information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplementary information. In forming our opinion on the supplementary information, we evaluated whether the supplementary information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5 and Regulation 1.10 under the Commodity Exchange Act. In our opinion, the supplementary information is fairly stated, in all material respects, in relation to the financial statements as a whole.

WithumSmith+Brown, PC

February 13, 2017

WithumSmith+Brown, PC 465 South Street, Suite 200, Morristown, New Jersey 07960-6497 T (973) 898 9494 F (973) 898 0686 withum.com

MEMBER OF HLB INTERNATIONAL. A WORLD-WIDE NETWORK OF INDEPENDENT PROFESSIONAL ACCOUNTING FIRMS AND BUSINESS ADVISORS.